3-7-02

SECURITIES AND EXCHANGE COMMISSION

02019101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52231

SEC MAIL RECEIVED MAR 06 2002 PROCESSING WASH DC SECTION 204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFBA Five Star Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 North Washington Street
(No. and Street)

Alexandria (City) Virginia (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberley Wooding (703) 299-5794
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

1301 K Street, N.W. (Address) Washington (City) D.C. (State) 20005-3333 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, Kimberley E. Wooding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFBA Five Star Securities Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer and Financial/Operations Principal

Title

Notary Public

SHEREE JACKSON COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Embossed Hereon Is My Commonwealth of Virginia Notary Public Seal
My Commission Expires August 31, 2003
SHEREE JACKSON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street, N.W. 800W
Washington DC 20005-3333
Telephone (202) 414 1000

Report of Independent Accountants

To the Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of AFBA Five Star Securities Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III as of December 31, 2001 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Securities and Exchange Commission under Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2002

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 126,039
Commissions receivable	126
Prepaid expenses	9,138
Fixed assets, net	914
Total assets	$ 136,217

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
General expenses due and accrued	$ 12,000
Unearned revenue	14,854
Net payables to affiliates	9,363
Total liabilities	36,217
Shareholder's equity:	
Common stock, $1 par value; 25,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	95,000
Retained earnings	-
Total shareholder's equity	100,000
Total liabilities and shareholder's equity	$ 136,217

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Service fees	$ 124,725
Commissions	126
Net investment income	510
Total revenues	125,361
Employee compensation and benefits	85,643
Regulatory fees and expenses	18,059
Other expenses	21,659
Total expenses	125,361
Income before Federal income tax expense	-
Provision for Federal income tax expense	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2000	$ 5,000	$ 45,000	$ -	$ 50,000
Net income			-	-
Capital contribution		50,000	-	50,000
Balance at December 31, 2001	$ 5,000	$ 95,000	$ -	$ 100,000

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	731
Decrease in prepaid expenses	5,867
Increase in commissions receivable	(126)
Decrease in service fees receivable	10,421
Increase in unearned revenue	14,854
Decrease in general expenses due and accrued	(429)
Decrease in payables to affiliates	(8,874)
Net cash provided by operations	22,444
Cash flows from financing activities	
Capital contribution from parent	50,000
Net increase in cash and cash equivalents	72,444
Cash and cash equivalents, beginning of year	53,595
Cash and cash equivalents, end of year	$ 126,039

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

AFBA Five Star Securities Company (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a Virginia Corporation on July 19, 1999, and is a wholly-owned subsidiary of AFBA 5 Star Investment Management Company (IMCO, formerly known as AFBA Investment Management Company) and ultimately a wholly-owned subsidiary of Armed Forces Benefit Association (AFBA).

The Company was established to be a distribution source for IMCO for the marketing of the AFBA Five Star Funds (the Funds) and is not engaged in any other lines of business. The Company is licensed in seventeen jurisdictions. Because the Company does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from SEC rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies followed by the Company are summarized below:

Cash equivalents - Cash equivalents consist of short-term investments with original maturities of 90 days or less.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is charged to operations using the straight-line method over an estimated useful life of three years. Depreciation expense for fixed assets was $731 in 2001.

Service fees - The Company has entered into a contract with IMCO whereby it receives an annual service fee equal to the total operating costs incurred by the Company for the related period, net of any investment earnings received and commissions earned. Service fees are paid to the Company in advance and recognized as earned when expenses are incurred.

Commissions - Commissions are recorded on a trade-date basis as sales transactions occur.

Income taxes - The Company is included in the consolidated Federal income tax return filed by 5 Star Financial Company (Financial), IMCO's parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Financial. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - RELATED PARTIES

In addition to the management fees paid to the Company by IMCO, the Company is engaged in a variety of other transactions with affiliated companies relating to the marketing of the Funds and general operations of the Company. Certain costs incurred by the affiliates are passed on to the Company directly. A formal allocation agreement exists for the allocation of salaries and other personnel costs. Total costs incurred under the agreement were $85,643 in 2001.

The Company had outstanding net payables of $9,363 to IMCO for salaries and general operating expenses at December 31, 2001. The Company had no outstanding related party receivables at December 31, 2001.

The Company leases 152 square feet of office space from Financial. Total rent expense paid in 2001 was $4,712. Total future minimum lease payments under existing leases as of December 31, 2001 are as follows:

For the year ended:	
2002	$ 4,062
2003	4,184
2004	3,208
Total	$ 11,454

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and commissions receivable - The carrying amount approximates fair value because of their short maturities.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $87,427, which was $82,427 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.41 to 1.

Schedule I
AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net capital	
Total shareholder's equity	$ 100,000
Add:	
Subordinated borrowing allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	100,000
Deductions for non-allowable assets:	
Fixed assets, net	(914)
Prepaid Expenses	(9,138)
	(10,052)
Tentative net capital	89,948
Haircuts on securities:	
Money market accounts	(2,521)
Net capital	$ 87,427
Aggregate indebtedness	$ 36,217
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 82,427
Excess net capital at 1000%	$ 83,805
Ratio: Aggregate indebtedness to net capital	0.41 to 1

There are no material differences between the above computation of net capital and that included in the Company's unaudited December 31, 2001 FOCUS IIA Report.

Schedule II

AFBA FIVE STAR SECURITIES COMPANY

(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Sections K(1) and K(2).

Schedule III
AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Sections K(1) and K(2).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street, N.W. 800W
Washington DC 20005-3333
Telephone (202) 414 1000

To Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In planning and performing our audit of the financial statements and supplemental schedules of AFBA Five Star Securities Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 25, 2002
Washington, D.C.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of 5 Star Investment Management Company)

REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2001

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of 5 Star Investment Management Company
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